SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

VCG Holding Corp.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

91821K101

(CUSIP Number)

December 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No 91821K101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intrepid Capital Fund (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 235,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 235,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.39%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intrepid Enhanced Alpha Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 241,680
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 241,680
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,680
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.43%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intrepid Capital Fund (Offshore) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 159,570
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 159,570
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,570
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.94%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bluenose Capital Fund (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 105,425
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,425
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,425
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.62%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bluenose Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 144,575
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 144,575
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,575
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.85%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intrepid Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 340,675
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 340,675
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,675
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.02%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intrepid Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 545,825
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 545,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.23%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 886,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 886,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25%
12	TYPE OF REPORTING PERSON IN

ITEM 1(a).	NAME OF ISSUER:

VCG Holding Corp.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

390 Union Blvd.

Suite 540

Lakewood, CO 80228

ITEM 2(a).	NAME OF PERSON FILING:

Intrepid Capital Fund (QP), L.P. (“QP”), Intrepid Enhanced Alpha Master Fund, Ltd. (“Enhanced”), Intrepid Capital Fund (Offshore) Ltd. (“Offshore”), Bluenose Capital Fund (QP), L.P. (“BN”), Bluenose Master Fund, Ltd. (“BN Offshore”), Intrepid Capital Advisors, LLC (“ICA”), Intrepid Fund Management, LLC (“IFM”) and Steven Shapiro (“Shapiro”)

ITEM 2(b).	ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

The business address of QP, BN, ICA, IFM and Shapiro is 360 Madison Avenue, 21st Floor, New York, New York 10017.

The business address of Enhanced Offshore, Offshore, and BN Offshore is c/o Intrepid Fund Management, LLC, 360 Madison Avenue, 21st Floor, New York, New York 10017.

ITEM 2(c).	CITIZENSHIP:

ICA and IFM are each a Delaware limited liability company and QP and BN are each a Delaware limited partnership. Enhanced Offshore, Offshore, and BN Offshore are each a Cayman Islands corporation. Steven Shapiro is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.0001 par value

ITEM 2(e).	CUSIP NUMBER:

91821K101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1 (b)(1)(ii)(E)
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☒

ITEM 4.	OWNERSHIP.
A.	QP
(a)	Amount beneficially owned: 235,250
(b)	Percent of class: 1.39%

(All percentages herein are based on 16,890,653 shares of Common Stock reported to be outstanding as of September 30, 2007, as reflected in the Issuer’s report on Form 10QSB filed with the Securities and Exchange Commission by the Issuer for the period ended September 30,2007.)

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

235,250

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

235,250

QP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, ICA. ICA owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-5 promulgated under the Securities Exchange Act of 1934 (the “Act”), ICA may be deemed to own beneficially the shares owned by QP, and therefore may be deemed to share the power to vote or dispose of the shares owned by QP.

B.	Enhanced
(a)	Amount beneficially owned: 241,680
(b)	Percent of class: 1.43%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

241,680

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

241,680

Enhanced has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its investment manager, IFM. IFM owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-5 promulgated under of the Act, IFM may be deemed to own beneficially the shares owned by Enhanced, and therefore may be deemed to share the power to vote or dispose of the shares owned by Enhanced.

C.	Offshore
(a)	Amount beneficially owned: 159,570
(b)	Percent of class: 0.94%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

159,570

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

159,570

Offshore has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its investment manager, IFM. IFM owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-5 promulgated under the Act, IFM may be deemed to own beneficially the shares owned by Offshore, and therefore may be deemed to share the power to vote or dispose of the shares owned by Offshore.

D.	BN
(a)	Amount beneficially owned: 105,425
(b)	Percent of class: 0.62%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

105,425

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

105,425

BN has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, ICA. ICA owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-5 promulgated under the Act, ICA may be deemed to own beneficially the shares owned by BN, and therefore may be deemed to share the power to vote or dispose of the shares owned by BN.

E.	BN Offshore
(a)	Amount beneficially owned: 144,575
(b)	Percent of class: 0.85%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

144,575

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

144,575

BN Offshore has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its investment manager, IFM. IFM owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-5 promulgated under the Act, IFM may be deemed to own beneficially the shares owned by BN Offshore, and therefore may be deemed to share the power to vote or dispose of the shares owned by BN Offshore.

F.	ICA
(a)	Amount beneficially owned: 340,675
(b)	Percent of class: 2.02%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

340,675

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

340,675

ICA is the general partner of QP and BN. Thus, ICA has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by QP and BN. ICA owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-5 promulgated under the Act, ICA may be deemed to own beneficially the shares owned by QP and BN, and therefore may be deemed to share the power to vote or dispose of the shares owned by QP and BN.

G.	IFM
(a)	Amount beneficially owned: 545,825
(b)	Percent of class: 3.23%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

545,825

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

545,825

IFM is the investment manager of Enhanced, Offshore and BN Offshore. Thus, IFM has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by Enhanced, Offshore and BN Offshore. IFM owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-5 promulgated under the Act, IFM may be deemed to own beneficially the shares owned by Enhanced, Offshore and BN Offshore, and therefore may be deemed to share the power to vote or dispose of the shares owned by Enhanced, Offshore and BN Offshore.

H.	Steven Shapiro
(a)	Amount beneficially owned: 886,500
(b)	Percent of class: 5.25%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

886,500

(iii)	sole power to dispose or to direct the disposition

0

(iv)	shared power to dispose or to direct the disposition

886,500

Shapiro, as the Manager of ICA and IFM, has the power to dispose of and vote the Common Stock beneficially owned by QP, Enhanced, Offshore, BN and BN Offshore. Shapiro does not own any shares of Common Stock directly. By reason of the provisions of Rule 13d-5 promulgated under the Act, Shapiro may be deemed to beneficially own the shares beneficially owned by QP, Enhanced, Offshore, BN and BN Offshore.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of such Common Stock which represents more than five percent of the number of outstanding shares of Common Stock.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2 in lieu of an Exhibit.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 28, 2007

/s/ STEVEN SHAPIRO

STEVEN SHAPIRO, individually,

as Manager of Intrepid Capital Advisors, LLC, the general partner of Intrepid Capital Fund (QP), L.P., and Bluenose Capital Fund (QP), L.P., and as Manager of Intrepid Fund Management, LLC, the investment manager of Intrepid Enhanced Alpha Master Fund, Ltd., Intrepid Capital Fund (Offshore) Ltd. and Bluenose Master Fund, Ltd.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of VCG Holding Corp. dated as of December 28, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: December 28, 2007

/s/ STEVEN SHAPIRO

STEVEN SHAPIRO, individually,

as Manager of Intrepid Capital Advisors, LLC, the general partner of Intrepid Capital Fund (QP), L.P., and Bluenose Capital Fund (QP), L.P., and as Manager of Intrepid Fund Management, LLC, the investment manager of Intrepid Enhanced Alpha Master Fund, Ltd., Intrepid Capital Fund (Offshore) Ltd. and Bluenose Master Fund, Ltd.